Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is an e-mail from Steve Owen and Brandon Tolany to NXP Sales which is distributed on May 13, 2015, and a video transcript published on the same date.

JOINT SALES DISCUSSION

Team,

Recently, Brandon Tolany, SVP Sales and Marketing, Freescale Semiconductor, and I met to discuss, amongst other topics, transitions leading up to and beyond Day 1 of our companies potential merger.

One of the outcomes of this meeting was the creation of a short video where we shared our views and provided a brief update for the global sales teams. Please click on the following link to see what we stated about the current business directions and the march toward the merger.

Video update

As mentioned in the video, we ask that each of you take a few minutes to also complete a short survey. In addition to learning your thoughts about the message delivered in the video, we wish to understand what questions you, your customers and our distributor partners may have concerning the merger. Bill Gruenewald for NXP and Doug Richardson for Freescale will (separately) compile your questions, send them to the appropriate individuals to address, and provide answers as we are (legally) permitted. Please understand that not all questions may be answered at this time, but will remain active and answered as soon as possible. A summary of available answers will be provided periodically to the global team.

The intention is to send out a survey monthly so new questions and answers may be added to the ongoing list. In addition, a small sub-team of sales representatives from both NXP and Freescale will be formed to meet several times prior to Day 1 to further analyze the questions provided and answers supplied. An email will be sent out soon to announce the members of that team so questions may be sent directly to any of them as well.

Our goal is that the global sales teams be fully informed on current activities and any merger updates as soon as information is available. As you complete the survey please let Bill or Doug know if you have any other suggestions to help improve the communications flow during this unique time as two major semiconductor firms work to become one powerful company.

Best,

Steve Owen	Brandon Tolany
EVP Sales & Marketing	SVP Sales & Marketing
NXP Semiconductors	Freescale Semiconductor

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a preliminary joint proxy statement of NXP and FSL that also constitutes a preliminary prospectus of NXP. The information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus (when available) will be mailed to shareholders of NXP and FSL. Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the preliminary joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SCRIPT FOR VIDEO TO SALES RE: COMMUNICATION WITH CUSTOMERS

Steve Owen and Brandon Tolany

Video Scheduled Wednesday at 1 p.m. (Austin, Texas) Silver Creek I Conference Room

STEVE OWEN:

I’m Steve Owen, Executive Vice President of NXP Global Sales and Marketing

BRANDON TOLANY:

And I’m Brandon Tolany, Senior Vice President, Freescale Global Sales and Marketing.

Steve and I wanted to address you together to share information and set up a cadence for future information and transparency. It is imperative that you, our sales teams, have the information you need to effectively communicate with customers, answer their questions and provide outstanding support.

STEVE OWEN:

In this video today, we want to cover:

1.	How we work together during the transition to one company

2.	The importance of staying focused on our goals through all the noise

3.	The best way to create a regular pulse of information and communications both to and from our customers.

BRANDON TOLANY:

Last week, Rick Clemmer announced his management team once the merger is closed. His intent in announcing this news fairly early in the process was to provide transparency to our teams regarding the structure and leadership of the company as we move forward.

Although this information can be shared with customers, we want to emphasize that we are still two separate companies and all NDA agreements remain intact until the deal is closed.

We encourage each salesperson to reiterate to our customers that there is no change in reporting, structure, support or contacts until after the merger is closed.

If you missed the Management Team announcement:

•	The Freescale Automotive and Analog and Sensor teams will report into Kurt Sievers in the automotive division– the combination of analog and sensors with automotive will create a strong vision and radar story as we design toward auto-assisted and autonomous driving.

•	The Freescale MCU team will move into the Security and Connectivity Group reporting into Rudy Stroh. Both of our companies have been focused on security and the importance of connectivity, especially in light of the role microcontrollers play in the growing IoT market.

•	And, as you already know, our sales and marketing team will report to Steve and we will work collaboratively to build the best combined structure moving forward.

I have made it very clear how excited I am about the combined portfolios of products and the opportunities for wins and design-ins with our combined strength.

For instance:

•	The Freescale Kinetis MCU portfolio combined with NXP’s leadership in connectivity and security is an easy and obvious fit.

•	The same is true for NXP’s FM tuners and Freescale’s i.MX infotainment products.

•	Another is NXP’s leadership in secure ID and Freescale’s secure Digital Networking processors.

As a sales person there is nothing better than selling from a position of strength.

STEVE OWEN:

That’s right… However, for now, Brandon and I are asking that you stay focused on your current plan and goals. This is absolutely priority number one. Both companies must focus on delivering to our customers and the market.

However, we understand you need info as early as possible to provide confidence and secure messages to our customers. As we move forward with the merger, Brandon and I are committed to getting this info to you as soon as we are able.

To accomplish this, we are creating a sub-team to open up communications from customers to sales.

•	We want to hear from you…what information do you most need to create a positive experience for customers?

•	What questions are asked most often?

•	What are the key worries, excitement you hear when out in the field?

BRANDON TOLANY:

Steve and I are setting up a mechanism to learn more about what you wish to know and the information our customers are requesting prior to the actual merger.

Within the next few days, we will send a survey questionnaire to all members of Sales to gain your opinions, concerns and comment. We encourage you to participate in the survey, and promise it will not take up a lot of your time. It will, however, help us ensure you are armed with the best, most current information we can provide with the customer in mind.

Your Survey input will be collected and compiled by:

Bill Gruenewald on Steve’s team for NXP and

Doug Richardson on my team for Freescale.

Their contact information is included on the screen here and will be included with the survey link later this week.

Having said this: you should know by now that anything communicated in writing MUST be filed with the Securities and Exchange Commission. You are free to forward sales communication in its entirety to our customers. But do not cut and paste content and create new documents or mash-ups of information.

Please be sure to communicate verbally with customers or only with documents provided through the SEC or internal websites at our respective companies.

STEVE OWEN:

We intend to meet with you on a regular basis and hope to communicate the cadence of those meetings to you in the next week.

We are both here to answer any questions, to provide more information and to talk to customers with you, if need be.

We are separate companies until the merger, yet we need to ensure our customers know that the level of support and technology they expect from our two companies will not change in the interim…and that after the merger is final, our support and product families and offerings will only grow stronger.

Brandon and I agree this is an incredibly exhilarating time for our two companies. We are in the unique process of making history by creating a powerful, dynamic company that will ultimately be the 4th largest, non-memory semiconductor supplier in the world!

While we need you to remain keenly focused on your current customers, commitments and goals for 2015 we hope you will also begin to feel the momentum and excitement as we forge ahead to our “Day 1,” expected later this year.

In order to assure a smooth transition, it is critical we keep the lines of communications open and hear from the two sales teams often over the months ahead. Although the management team will do its part to provide information as often as permitted, your input is also desired and essential as we move toward the new and improved NXP.

We look forward to hearing from you and will be in touch again very soon.